ADARA



Why Should Investors be Interested?
Adara was a $190,000 yearling purchase at the prestigious Fasig-Tipton Kentucky 2019 October Yearling Sale. He is being trained by Ken McPeek and currently resides at Magdalena Farms where he is being prepared for his two year old campaign. He is regally bred, sired by the classic winner, Empire Maker, out of Mattie Camp, who boasts the likes of Ghostzapper and City Zip in her lineage.

By **EMPIRE MAKER** (2000), [G1] $1,985,800. Sire of 13 crops, 61 black type winners, $106,835,615, including Royal Delta ($4,811,126, champion, Breeders' Cup Ladies' Classic [G1] twice, etc.), Pioneerof the Nile [G1] ($1,634,200), Emollient [G1] ($1,350,400), Grace Hall [G1] ($1,546,360), Bodemeister [G1] ($1,304,800), Mushka [G1] ($1,096,125), Acoma [G1].

1st dam
MATTIE CAMP, by Forest Camp. Winner in 2 starts at 2 and 3, $33,550. Dam of 7 foals of racing age, including a 2-year-old of 2019, four to race, all winners, including-- REALLY MR GREELY (c. by Horse Greeley). 2 wins at 2, $90,240, Hollywood Prevue S. [G3] (BHP, $60,000). Offshore (g. by Exchange Rate). 3 wins, 2 to 5, 2019, $83,770. Drew's Shot (c. by Trappe Shot). Winner at 2 and 3, 2019, $47,205.

ADARA 2018 Bay Colt	Empire Maker	Unbridled	Fappiano
			Gana Facil
		Toussaud	El Gran Senor
			Image of Reality
	Mattie Camp	Forest Camp	Deputy Minister
			La Paz
		Mattie Kate	Major Impact
			Thirty Zip